  HUNTER TAUBMAN WEISS LLP

NEW YORK ■ WASHINGTON, DC ■ MIAMI

January 29, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:

Mr. Horowitz

Re:

Rangeford Resources, Inc.

Current Report on Form 8-K

File No. 0000-54306

Filed on: January 9, 2013

Dear Mr. Horowitz:

This letter is provided in response to your letter dated January 16, 2013 regarding the above-referenced filing of our client, Rangeford Resources, Inc. (the “Company”).  The Company’s responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

1.

Please revise your filing to disclose, if true, that the decision to change independent accountants was approved by your board of directors.

Response:  Pursuant to your comment, we revised our disclosure to state that the decision to change independent accountants was approved by our board of directors.

2.

Please revise your filing to clearly disclose whether there were any disagreements with your former independent accountant through the date on which they resigned.

Response:  Pursuant to your comment, we revised our disclosure to clearly state that there were no disagreements with our former independent accountant through the date on which they resigned.

3.

Please file a letter from your former independent accountant as an Exhibit 16 to your amended Form 8-K.  This letter should reflect their agreement or disagreement with the disclosures in your amended filings.

Response:  Pursuant to your comment, we filed a letter from our former independent accountant as an Exhibit 16 to our amended Form 8-K to reflect their agreement with the disclosures in our amended filings

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the 8-K or this letter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

/s/ Rachael Schmierer

By: Rachael Schmierer

Attorney at Law

Cc: Mr. Henson

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